Exhibit 99.1

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited Reports Second Quarter of 2011 Financial Results

•	Net Revenues increased 24.8% year-over-year for the second quarter to RMB547.7 million (US$84.7 million)[1], at the high end of the guidance previously announced

•	Adjusted EBITDA from operating hotels (non-GAAP) was RMB155.0 million (US$24.0 million), representing 28.3% of net revenue

•

Net income attributable to China Lodging Group, Limited was RMB40.3 million (US$6.2 million); adjusted Net income attributable to China Lodging Group, Limited (non-GAAP) was RMB44.5 million (US$6.9 million)

•	Diluted earnings per ADS[2] for the quarter was RMB0.65 (US$0.10); adjusted diluted earnings per ADS (non-GAAP) was RMB0.72 (US$0.11).

•	43 net new hotels were opened in the second quarter of 2011, increasing hotel count to 516

Shanghai, China, August 15, 2011 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and high-growth economy hotel chain operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Operational Highlights

•

During the second quarter of 2011, the Company opened 43 net new hotels, including 22 leased-and-operated hotels and 21 net franchised-and-managed hotels. As of June 30, 2011, the Company had 516 hotels in operation, consisting of 281 leased-and-operated hotels and 235 franchised-and-managed hotels. Hotels in operation covered 80 cities in China as of June 30, 2011, increasing from 71 cities at the end of the previous quarter. As of June 30, 2011, the Company had 19 Seasons Hotels and 22 Hi Inns in operation in 10 and 14 cities, respectively.

[1]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6. 4635 on June 30, 2011 as set forth in H.10 statistical release of the Federal Reserve Board.
[2]	Each ADS represents four of the Company’s ordinary shares.

•	As of June 30, 2011, the Company had a total pipeline of 201 hotels under development, including 90 leased-and-operated hotels and 111 franchised-and-managed hotels.

•

The ADR, or average daily rate, for all hotels was RMB182 in the second quarter of 2011, compared with RMB196 in the second quarter of 2010 and RMB175 in the previous quarter. In Shanghai, the ADR was RMB 189 in the second quarter of 2011, decreasing from RMB257 in the second quarter of 2010 due to the absence of one-time benefit of Shanghai Expo. Outside of Shanghai, the ADR was RMB 181 in the second quarter of 2011, increasing 2% year-over-year mainly due to continuous price management, partially offset by the city mix shifting toward lower tier cities and higher percentage of ramping-up hotels, which typically offered extra discount to attract customers. The sequential increase as compared to the previous quarter was mainly due to normal seasonality.

•

The occupancy rate for all hotels in operation was 93% in the second quarter of 2011, compared with 98% in the second quarter of 2010, and 82% in the previous quarter. The year-over-year decrease was mainly attributable to the increased number of ramping-up hotels, and the absence of one-time benefit from Shanghai Expo. The Company also observed a decreased contribution from travel agencies. The sequential increase resulted from market recovery, especially in Shanghai area, our proactive marketing efforts, and normal seasonality.

•	RevPAR, defined as revenue per available room, was RMB170 in the second quarter of 2011, compared with RMB192 in the second quarter of 2010 and RMB143 in the previous quarter.

•

During the second quarter of 2011, our Shanghai hotels demonstrated a strong bounce back from the post-Expo market weakness. Compared to the same period of 2009, our Shanghai hotels showed 9% appreciation in RevPAR, with an increase of 2% in ADR and 7% in occupancy.

•

For the hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB191 for the second quarter of 2011, compared with RMB202 for the second quarter of 2010. Outside of Shanghai, the same-hotel RevPAR increased 4% as a result of our strengthening brand, expanding loyal customer base, and our successful yield management.

•

As of June 30, 2011, HanTing Club had approximately 3.5 million individual members, an increase of 71% from June 30, 2010. The individual members contributed 66% of room nights sold during the second quarter of 2011, improving from 59% as for the second quarter of 2010. Our corporate members contributed another 10% of room nights sold. During the second quarter of 2011, 96% of room nights were sold through our own channels, compared with 95% as for the second quarter of 2010.

“We are pleased to see that the travel market recovered from the low point of the first quarter of 2011. Our continuous endeavor to enhance customer experience and to expand our brand awareness paid off in the second quarter, enabling us to close the quarter at the high end of our quarterly revenue guidance,” said Mr. Matthew Zhang, Chief Executive Officer of China Lodging Group. “We remain confident in the long-term outlook of China’s lodging market, our own execution capability, and, consequently, the prospect of shareholder value appreciation in the long-run.”

Second Quarter of 2011 Financial Results

Total revenues for the quarter were RMB580.8 million (US$89.9 million), representing a 25.2% year-over-year increase and a 29.0% increase sequentially. The year-over-year increase was primarily due to our increased number of hotels, partially offset by the absence of one-time benefit from the Shanghai Expo. The sequential increase was mainly due to seasonality.

Total revenues from leased-and-operated hotels for the second quarter of 2011 were RMB529.7 million (US$82.0 million), representing a 22.4% year-over-year increase and a 29.1% increase sequentially.

Total revenues from franchised-and-managed hotels for the second quarter of 2011 were RMB51.1 million (US$7.9 million), representing a 64.0% year-over-year increase and a 27.7% increase sequentially.

Net revenues for the second quarter of 2011 were RMB547.7 million (US$84.7 million), representing an increase of 24.8% year-over-year and an increase of 29.1% sequentially.

Hotel operating costs for the second quarter of 2011 were RMB395.7 million (US$61.2 million), compared to RMB273.6 million (US$40.4 million) in the second quarter of 2010 and RMB361.3 million (US$55.2 million) in the previous quarter, representing a 44.6% and 9.5% increase, respectively. Our hotel network expansion, especially growth in leased-and-operated hotels, was the main driver for the increase in hotel operating costs. The average number of leased-and-operated hotels in operation3 during the second quarter of 2011 increased 47.9% from the same period of 2010 and 7.6% sequentially. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the second quarter of 2011 were RMB395.1 million (US$61.1 million), representing 72.1% of net revenues, compared to 62.3% for the second quarter in 2010 and 85.0% in the previous quarter. The fluctuation was mainly driven by different levels of RevPAR achievement during those periods, with hotel operating cost per room night remaining largely stable.

[3]	Calculated as (number of leased-and-operated hotels in operation at the beginning of the quarter + number of leased-and-operated hotels in operation at the end of the quarter)/2

Selling and marketing expenses for the second quarter of 2011 were RMB22.7 million (US$3.5 million), compared to RMB16.5 million (US$2.4 million) in the second quarter of 2010 and RMB17.9 million (US$2.7 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2011 were RMB22.5 million (US$3.5 million), or 4.1 % of net revenues, compared to 3.8% for the second quarter in 2010 and 4.2% for the previous quarter.

General and administrative expenses for the second quarter of 2011 were RMB42.4 million (US$6.6 million), compared to RMB25.6 million (US$3.8 million) in the second quarter of 2010 and RMB34.6 million (US$5.3 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB38.9 million (US$6.0 million), representing 7.1% of net revenues, compared with 5.2% of net revenues in the second quarter of 2010 and 7.5% in the previous quarter. The year-over-year increase in general and administrative expenses as a percentage of net revenue was mainly driven by lower RevPAR and increased personnel cost as a result of network expansion.

Pre-opening expenses for the second quarter of 2011 were RMB46.5 million (US$7.2 million), compared to RMB18.6 million (US$2.7 million) in the second quarter of 2010 and RMB34.3 million (US$5.2 million) in the previous quarter. The pre-opening expenses were primarily driven by the number of leased-and-operated hotels under conversion during the period. 22 leased-and-operated hotels were opened during this quarter and another 90 were in the pipeline at the end of the quarter, compared to nine opened and 56 in the pipeline during the same quarter in 2010, and 16 opened and 74 in the pipeline for the previous quarter. In addition, the Company experienced some delay in new hotel openings mainly due to lengthened business licenses application process.

Income from operations for the quarter was RMB40.5 million (US$6.3 million), compared to income from operations of RMB104.5 million (US$15.4 million) in the second quarter of 2010 and loss from operations of RMB23.6 million (US$3.6 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the second quarter of 2011 was RMB44.7 million (US$6.9 million).

Net income attributable to China Lodging Group, Limited for the second quarter was RMB40.3 million (US$6.2 million), compared to net income attributable to China Lodging Group, Limited of RMB79.7 million (US$11.8 million) in the second quarter of 2010 and net loss attributable to China Lodging Group, Limited of RMB14.0 million (US$2.1 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the second quarter of 2011 was RMB44.5 million (US$6.9 million), compared to adjusted net income attributable to China Lodging Group, Limited (non-GAAP) of RMB82.7 million (US$12.2 million) in the second quarter of 2010 and adjusted net loss attributable to China Lodging Group, Limited (non-GAAP) of RMB10.6 million (US$1.6 million) in the previous quarter.

The year-on-year decrease in net income was mainly due to the absence of one-time benefit of Shanghai Expo, higher pre-opening expenses and more leased-and-operated hotels in the ramp-up stage, as a result of our accelerated expansion. In the second quarter of 2011, our leased-and-operated hotels in operation less than 6 months contributed 21% of the leased-and-operated room nights for sale, compared with 5% for the second quarter of 2010. The sequential improvement in net income was mainly attributable to normal seasonality, performance improvement in our Shanghai hotels and increased number of mature leased-and-operated hotels in the portfolio.

Basic and diluted net income per share/ADS. For the second quarter of 2011, basic net income per share was RMB0.17 (US$0.03) and diluted net income per share was RMB0.16 (US$0.03); basic net income per ADS was RMB0.67 (US$0.10) and diluted net income per ADS was RMB0.65 (US$0.10). Excluding share-based compensation expenses, adjusted basic net income per share (non-GAAP) and adjusted diluted net income per share (non-GAAP) for the second quarter of 2011 were both RMB0.18 (US$0.03), adjusted basic net income per ADS (non-GAAP) was RMB0.74 (US$0.11) and adjusted diluted net income per ADS (non-GAAP) was RMB0.72 (US$0.11).

EBITDA (non-GAAP) for the second quarter of 2011 was RMB104.3 million (US$16.1 million), compared with RMB144.5 million (US$21.3 million) in the second quarter of 2010 and RMB35.9 million (US$5.5 million) in the previous quarter. The year-over-year decrease in EBITDA was mainly due to the absence of one-time benefit of Shanghai Expo, higher pre-opening expenses and more leased-and-operated hotels in the ramp-up stage, as a result of our accelerated expansion. Excluding share-based compensation expenses and pre-opening expenses, adjusted EBITDA from operating hotels (non-GAAP) for the second quarter of 2011 was RMB155.0 million (US$24.0 million), compared with RMB166.0 (US$24.5 million) for the second quarter of 2010. The slight year-over-year decrease was mainly a result of the absence of one-time benefit from Shanghai Expo and more leased-and-operated hotels in the ramp-up stage.

The Company also tracks a metric called “Hotel income” (non-GAAP), which is the difference between net revenues and hotel operating costs. Hotel income for the second quarter of 2011 was RMB152.1 million (US$23.5 million), compared with RMB165.2 million (US$24.4 million) in the second quarter of 2010 and RMB63.2 million (US$9.6 million) in the previous quarter. The year-on-year decrease of hotel income was mainly attributable to the absence of one-time benefit from Shanghai Expo and more leased-and-operated hotels in the ramp-up stage. For leased-and-operated hotels in operation for at least 6 months, the hotel income was RMB121.6 million (US$18.8 million) during the second quarter of 2011, or 28% of net revenue derived from those hotels. For leased-and-operated hotels in operation for less than 6 months, the hotel loss was RMB8.7 million (US$1.3 million) during the second quarter of 2011, or 13% of net revenue derived from those hotels, mainly due to lower revenue achievement of those hotels before reaching maturity. The Company opened 38 new leased-and-operated hotels in the first half of 2011 and 43 in the fourth quarter of 2010. For franchised-and-managed hotels, the hotel income was RMB39.2 million (US$6.0 million), or 82% of net revenue derived from those hotels. As an increasing number of leased-and-operated hotels reach maturity and our franchised-and-managed hotel network grows, the Company expects our profit base to expand steadily.

Cash flow. Net operating cash flow for the second quarter of 2011 was RMB161.2 million (US$24.9 million), increasing 12.4% from the second quarter of 2010. Cash spent on the purchase of property and equipment, which is part of investing cash flow, was RMB180.7 million (US$28.0 million).

Cash and cash equivalents, Restricted cash, and Short-term investment. As of June 30, 2011, the Company had a total balance of cash and cash equivalents, restricted cash and short-term investment of RMB978.5 million (US$151.4 million).

Guidance for Full Year and Third Quarter of 2011 and Outlook for 2012

“We are pleased to achieve 78 net new hotel openings in the first half of 2011, and remain confident in achieving our full year target of 200 new openings,” commented CEO Mr. Zhang. “At the same time, we also recognize that the Shanghai market weakness after the Expo and China’s macroeconomic situation slowed down our same-hotel RevPAR appreciation in 2011. Our revenue was also reduced by the delay in new hotel opening mainly caused by lengthened business licenses application process. As a result, we adjusted our expectation of net revenue growth to 28% to 32% for the full year of 2011. ”

The Company expects to achieve net revenues in the range of RMB605 to RMB625 million in the third quarter of 2011.

“We continue to see significant growth and consolidation opportunities in the China lodging market. With the progress of nationwide transportation infrastructure, our business will further expand as a result of the population’s increased mobility and the surge in domestic traffic. During the year of 2012, we plan to open 240 to 250 new hotels, with approximately half being leased-and-operated hotels. The new openings in 2012 will include 40 to 50 Seasons Hotels and Hi Inns combined. Our multi-brand strategy will enable us to enjoy a large base of customers and will accelerate our growth in the future years.” added Mr. Zhang, “In the long run, we expect our same-hotel RevPAR to increase, through strengthening our brand and increasing customer satisfaction. We believe that our popularity among franchisees will continue to enhance as our reputation as a capable and credible hotel operator spreads. We expect that those trends will have a positive impact on our long-term margin.”

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Additional Information on Cash Flow

To provide more comprehensive financial disclosure to our shareholders, the Company has added the statement of cash flows to our quarterly earnings release, as attached to this press release.

Conference Call

China Lodging Group’s management will host a conference call at 9 p.m. EDT, Monday, August 15, 2011 (or 9 a.m. on Tuesday, August 16, 2011 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (866) 405 2350 (for callers in the US), +86 10 800 361 0157 (for callers in China Mainland), +852 2561 8854 (for callers in Hong Kong) or +65 6723 9388 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 8100 4868. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through August 22, 2011. Please dial +1 (866) 214 5335 (for callers in the US) or +61 2 8235 5000 (for callers outside the US) and entering pass code 8100 4868.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.htinns.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, adjusted income/(loss) from operations excluding share-based compensation expenses, adjusted net income/(loss) attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings/(loss) per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding share-based compensation expenses and pre-opening expenses, and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of the cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The calculation of EBITDA and adjusted EBITDA from operating hotels does not deduct interest income. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that our future results will be unaffected by other charges and gains considered to be outside the ordinary course of the business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited (the “Company”) is a leading economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. As of June 30, 2011, the Company had 516 hotels and 58,786 rooms in 80 cities across China.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the risks described in “Risk Factors” in the Company’s registration statement on Form 20-F. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2010	June 30, 2011
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	1,060,067	974,701	150,801
Restricted cash	1,275	3,776	584
Short-term Investment	100,000	—	—
Accounts receivable, net	21,536	31,245	4,834
Amount due from related parties	3,267	—	—
Prepaid rent	152,267	168,050	26,000
Inventories	18,290	21,710	3,359
Income tax receivables	—	15,221	2,355
Other current assets	40,177	35,889	5,553
Deferred tax assets	17,940	17,940	2,776

Total current assets	1,414,819	1,268,532	196,262

Property and equipment, net	1,422,432	1,608,484	248,856
Intangible assets, net	57,348	57,872	8,954
Goodwill	41,373	41,373	6,401
Other assets	79,953	89,517	13,849
Deferred tax assets	28,155	28,155	4,356

Total assets	3,044,080	3,093,933	478,678

Liabilities and equity
Current liabilities:
Accounts payable	283,203	231,830	35,868
Amount due to related parties	855	1,103	171
Salary and welfare payable	57,638	54,704	8,464
Deferred revenue	68,599	99,011	15,318
Accrued expenses and other current liabilities	148,926	145,683	22,538
Income tax payable	15,121	—	—

Total current liabilities	574,342	532,331	82,359

Deferred rent	237,427	276,840	42,831
Deferred revenue	48,445	58,075	8,985
Other long-term liabilities	46,619	53,011	8,202
Deferred tax liabilities	11,937	11,937	1,847

Total liabilities	918,770	932,194	144,224

Equity
Ordinary shares	178	178	28
Additional paid-in capital	2,168,364	2,187,684	338,467
Accumulated deficit	(29,705)	(3,350)	(518)
Accumulated other comprehensive loss	(22,703)	(30,309)	(4,689)

Total China Lodging Group, Limited equity	2,116,134	2,154,203	333,288
Noncontrolling interest	9,176	7,536	1,166

Total equity	2,125,310	2,161,739	334,454

Total liabilities and equity	3,044,080	3,093,933	478,678

China Lodging Group, Limited

Unaudited Condensed Consolidated Statements of Operations

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased-and-operated hotels	432,880	410,390	529,733	81,958
Franchised-and-managed hotels	31,142	39,994	51,061	7,900

Total revenues	464,022	450,384	580,794	89,858
Less: business tax and related surcharges	(25,159)	(25,949)	(33,054)	(5,114)

Net revenues	438,863	424,435	547,740	84,744

Operating costs and expenses:
Hotel operating costs	(273,633)	(361,267)	(395,673)	(61,216)
Selling and marketing expenses	(16,507)	(17,897)	(22,693)	(3,511)
General and administrative expenses	(25,621)	(34,551)	(42,361)	(6,554)
Pre-opening expenses	(18,564)	(34,275)	(46,548)	(7,202)

Total operating costs and expenses	(334,325)	(447,990)	(507,275)	(78,483)

Income/(Loss) from operations	104,538	(23,555)	40,465	6,261
Interest income	1,526	3,904	4,517	699
Interest expenses	(739)	(224)	(232)	(36)
Other income	406	1,059	410	63
Foreign exchange gain/(loss)	(303)	3,059	4,369	676

Income/(Loss) before income tax	105,428	(15,757)	49,529	7,663
Income tax benefit/(expense)	(23,403)	2,409	(8,859)	(1,371)

Net income/(loss)	82,025	(13,348)	40,670	6,292
Net income attributable to noncontrolling interests	(2,323)	(607)	(359)	(56)

Net income/(loss) attributable to China Lodging Group, Limited	79,702	(13,955)	40,311	6,236

Net earnings/(loss) per share
— Basic	0.33	(0.06)	0.17	0.03
— Diluted	0.32	(0.06)	0.16	0.03

Net earnings/(loss) per ADS
— Basic	1.32	(0.23)	0.67	0.10
— Diluted	1.29	(0.23)	0.65	0.10

Weighted average ordinary shares outstanding
— Basic	241,018	241,156	241,814	241,814
— Diluted	246,305	241,156	246,470	246,470

China Lodging Group, Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income/(loss)	82,025	(13,348)	40,670	6,292
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Share-based compensation	3,024	3,393	4,186	648
Depreciation and amortization	40,624	52,061	54,885	8,492
Deferred taxes	—	(16)	16	2
Bad debt expenses	236	113	92	14
Deferred rent	14,311	12,259	27,154	4,201
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(3,463)	(10,520)	605	94
Prepaid rent	(29,261)	(2,698)	(13,085)	(2,024)
Inventories	(45)	(2,514)	(906)	(140)
Amount due from related parties	—	—	3,267	505
Other current assets	(1,543)	(551)	435	67
Other assets	(9,106)	(2,310)	(7,255)	(1,122)
Accounts payable	2,204	1,465	(1,658)	(257)
Amount due to related parties	775	114	133	21
Salary and welfare payables	10,712	(18,313)	15,379	2,379
Deferred revenue	8,029	24,937	15,105	2,337
Accrued expenses and other current liabilities	4,917	8,276	24,721	3,825
Income tax payable/receivable	20,685	(17,304)	(5,584)	(864)
Other long-term liabilities	(772)	3,576	3,033	469

Net cash provided by (used in) operating activities	143,352	38,620	161,193	24,939

Investing activities:
Purchase of property and equipment	(64,639)	(157,014)	(180,730)	(27,962)
Purchases of intangibles	(24)	(136)	(938)	(145)
Amount received as a result of government zoning	—	6,900	—	—
Acquisitions, net of cash received	—	(40,252)	(4,290)	(664)
Proceeds from sales of short-term investments	—	—	100,000	15,471
Decrease (increase) in restricted cash	(12,270)	(1,970)	(531)	(82)

Net cash used in investing activities	(76,933)	(192,472)	(86,489)	(13,382)

Financing activities:
Proceeds from issuance of ordinary shares	967,479	—	—	—
Net proceeds from issuance of ordinary shares upon exercise of option	—	146	4,145	641
Repayment of long term debt	(500)	—	—	—
Funds advanced from noncontrolling shareholders	1,960	—	1,485	230
Repayment of funds advanced from noncontrolling interest holders	(3,242)	(1,249)	(535)	(83)
Acquisition of non controlling interests	(250)	—	—	—
Contribution from noncontrolling interest holders	5	225	—	—
Dividend paid to noncontrolling interest holders	(3,112)	—	(2,831)	(438)

Net cash provided by financing activities	962,340	(878)	2,264	350

Effect of exchange rate changes on cash and cash equivalents	(1,703)	(3,335)	(4,269)	(659)
Net increase in cash and cash equivalents	1,027,056	(158,065)	72,699	11,248
Cash and cash equivalents, beginning of period	258,374	1,060,067	902,002	139,553

Cash and cash equivalents, end of period	1,285,430	902,002	974,701	150,801

China Lodging Group, Limited

Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
			(in thousands)

Hotel operating costs	395,673	72.2%	557	0.1%	395,116	72.1%
Selling and marketing expenses	22,693	4.1%	194	0.0%	22,499	4.1%
General and administrative expenses	42,361	7.7%	3,435	0.6%	38,926	7.1%
Pre-opening expenses	46,548	8.5%	—	0.0%	46,548	8.5%

Total operating costs and expenses	507,275	92.5%	4,186	0.7%	503,089	91.8%

Income from operations	40,465	7.5%	4,186	0.7%	44,651	8.2%

	Quarter Ended June 30, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
			(in thousands)

Hotel operating costs	61,216	72.2%	86	0.1%	61,130	72.1%
Selling and marketing expenses	3,511	4.1%	30	0.0%	3,481	4.1%
General and administrative expenses	6,554	7.7%	532	0.6%	6,022	7.1%
Pre-opening expenses	7,202	8.5%	—	0.0%	7,202	8.5%

Total operating costs and expenses	78,483	92.5%	648	0.7%	77,835	91.8%

Income from operations	6,261	7.5%	648	0.7%	6,909	8.2%

	Quarter Ended March 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
			(in thousands)

Hotel operating costs	361,267	85.1%	473	0.1%	360,794	85.0%
Selling and marketing expenses	17,897	4.2%	196	0.0%	17,701	4.2%
General and administrative expenses	34,551	8.1%	2,724	0.6%	31,827	7.5%
Pre-opening expenses	34,275	8.1%	—	0.0%	34,275	8.1%

Total operating costs and expenses	447,990	105.5%	3,393	0.7%	444,597	104.8%

Loss from operations	(23,555)	-5.5%	3,393	0.7%	(20,162)	-4.8%

	Quarter Ended June 30, 2010
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
			(in thousands)

Hotel operating costs	273,633	62.4%	337	0.1%	273,296	62.3%
Selling and marketing expenses	16,507	3.8%	210	0.0%	16,297	3.8%
General and administrative expenses	25,621	5.8%	2,437	0.6%	23,184	5.2%
Pre-opening expenses	18,564	4.2%	—	0.0%	18,564	4.2%

Total operating costs and expenses	334,325	76.2%	2,984	0.7%	331,341	75.5%

Income from operations	104,538	23.8%	2,984	0.7%	107,522	24.5%

China Lodging Group, Limited

Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	79,702	(13,955)	40,311	6,236
Share-based compensation expenses	2,984	3,393	4,186	648

Adjusted net income/(loss) attributable to China Lodging
Group, Limited (non-GAAP)	82,686	(10,562)	44,497	6,884

Net earnings/(loss) per share (GAAP)
— Basic	0.33	(0.06)	0.17	0.03
— Diluted	0.32	(0.06)	0.16	0.03

Net earnings/(loss) per ADS (GAAP)	1.32	(0.23)	0.67	0.10
— Basic	1.29	(0.23)	0.65	0.10
— Diluted

Adjusted net earnings/(loss) per share (non-GAAP)
— Basic	0.34	(0.04)	0.18	0.03
— Diluted	0.34	(0.04)	0.18	0.03

Adjusted net earnings/(loss) per ADS (non-GAAP)
— Basic	1.37	(0.18)	0.74	0.11
— Diluted	1.34	(0.18)	0.72	0.11

Weighted average ordinary shares outstanding
— Basic	241,018	241,156	241,814	241,814
— Diluted	246,305	241,156	246,470	246,470

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
	(in thousands)

Net income/(loss) attributable to China Lodging Group, Limited (GAAP)	79,702	(13,955)	40,311	6,236
Interest expenses	739	224	232	36
Income tax expense/(benefit)	23,403	(2,409)	8,859	1,371
Depreciation and amortization	40,624	52,061	54,885	8,492

EBITDA (non-GAAP)	144,468	35,921	104,287	16,135
Pre-opening expenses	18,564	34,275	46,548	7,202
Share-based Compensation	2,984	3,393	4,186	648

Adjusted EBITDA from operating hotels (non-GAAP)	166,016	73,589	155,021	23,985

	Quarter Ended
	June 30, 2010	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	438,863	424,435	547,740	84,744
Less: Hotel operating costs	(273,633)	(361,267)	(395,673)	(61,216)

Hotel income (non-GAAP)	165,230	63,168	152,067	23,528

China Lodging Group, Limited

Operational Data

	As of
	June 30, 2010	March 31, 2011	June 30, 2011
Total hotels in operation:	324	473	516
Leased-and-operated hotels	187	259	281
Franchised-and-managed hotels	137	214	235
Total Hotel rooms in operation	37,782	54,160	58,786
Leased-and-operated hotels	23,331	31,540	33,677
Franchised-and-managed hotels	14,451	22,620	25,109
Number of cities	51	71	80

	For the quarter ended
	June 30, 2010	March 31, 2011	June 30, 2011
Occupancy rate (as a percentage)
Leased-and-operated hotels	100%	80%	92%
Franchised-and-managed hotels	94%	84%	95%
Total hotels in operation	98%	82%	93%
Average daily room rate (in RMB)
Leased-and-operated hotels	200	179	187
Franchised-and-managed hotels	189	170	176
Total hotels in operation	196	175	182
RevPAR (in RMB)
Leased-and-operated hotels	199	144	172
Franchised-and-managed hotels	179	142	168
Total hotels in operation	192	143	170

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,
	2010	2011
Total hotels in operation:	236	236
Leased-and-operated hotels	172	172
Franchised-and-managed hotels	64	64
Total Hotel rooms in operation	28,659	28,659
Leased-and-operated hotels	21,658	21,658
Franchised-and-managed hotels	7,001	7,001
Occupancy rate (as a percentage)	101%	99%
Average daily rate (in RMB)	199	192
RevPAR (in RMB)	202	191